July 30, 2025

BY ELECTRONIC SUBMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Chen Chen and Christine Dietz

Subject:    BlackBerry Ltd.
Form 10-K for the Fiscal Year Ended February 28, 2025
File No. 001-38232

Dear Ms. Chen and Ms. Dietz:

This letter is in response to the comment letter, dated July 25, 2025, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to Mr. Tim Foote, Chief Financial Officer of BlackBerry Limited (“BlackBerry”, or the “Company”). References to “BlackBerry” or the “Company” also include, where applicable, any subsidiaries of BlackBerry.

COMMENT:

Form 10-K for the fiscal year ended February 28, 2025
Consolidated Financial Statements
Note 13. Revenue and Segment Disclosures, page 108

1. We note you disclose segment gross margin, which is on an adjusted basis, as the measure of segment profit or loss in your segment footnote; however, we also note your disclosure on page 31 that the CODM uses segment adjusted EBITDA as an additional measure of segment profit or loss. Given the CODM uses more than one measure of segment profit or loss, please explain in detail how management concluded that segment gross margin is the measure determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to ASC 280-10-50-28A.

RESPONSE:

As noted by the Staff and presented within Part II, Item 7 Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operation of the Company’s Form 10-K for the fiscal year ended February 28, 2025, the Chief Operating Decision Maker for BlackBerry assesses performance of the Company’s reportable operating segments through two metrics: segment gross margin, and segment adjusted EBITDA.

In determining the disclosures required within the Notes to the Consolidated Financial Statements of Part I, Item 8 Financial Statements and Supplementary Data of the same Form 10-K, the Company considered ASC 280-10-50-28A, which states “If the chief operating decision maker uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding to allocate resources, a public entity may report one or more of those additional measures of segment profit.” In consideration of this guidance, the Company focused on the reference to “may report” additional measures of segment profit, and understands that it is permitted, but not required, to disclose more than one measure of segment profit under ASC 280-10-50-28A. The Company also respectfully considered the Staff's view, expressed at the 2023 and 2024 AICPA & CIMA Conference on Current SEC and PCAOB Developments, that additional measures of segment profit or loss would be considered non-GAAP financial measures if the measures are not calculated in accordance with GAAP because ASC 280 does not require or expressly permit the additional described measures.  As such, the Company decided to report only one of the segment measures utilized by the CODM.

Furthermore, in determining which measure of segment profit the Company discloses, the Company continued to consider ASC 280-10-50-28A, which also states “However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in a public entity’s consolidated financial statements.” The Company’s consolidated financial statements are prepared using the measurement principles within United States Generally Accepted Accounting Principles (“US GAAP”).

The Company’s segment gross margin is calculated based on segment revenue and segment cost of sales, each measured under US GAAP, except for the single adjustment to cost of sales for stock compensation expense, as disclosed in the company’s table reconciling segment gross margin to income (loss) from continuing operations before income taxes within Note 13 to the Consolidated Financial Statements. The Company notes the adjustment was a non-material amount of $2.4 million for the year ended February 28, 2025 (year ended February 29, 2024 - $3.0M, year ended February 28, 2023 - $3.0M).

The Company’s segment adjusted EBITDA is calculated using segment gross margin (as described above) as well as adjusted research and development expenses, sales and marketing expenses, and general and administrative expenses, all adjusted to exclude amortization and stock compensation expense, as well as additional adjustments required to reconcile to the closest US GAAP metric, as described and reconciled in Part II, Item 7 Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The Company recognizes that neither segment gross margin nor segment adjusted EBITDA are measures calculated in accordance with US GAAP. However, in comparing the two measures, the Company noted that segment gross margin contains a single non-material adjustment to US GAAP, while segment adjusted EBITDA includes numerous adjustments to US GAAP. As such, the Company determined segment gross margin to be “most consistent with” the measurement principles of US GAAP, utilized in the consolidated financial statements.

* * *

In connection with this response letter, BlackBerry acknowledges that BlackBerry and its management is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me at (519) 888-7465 with any questions concerning this letter.

Yours truly,

BLACKBERRY LIMITED

/s/ Tim Foote

Tim Foote
Chief Financial Officer

cc:    Phil Kurtz, Chief Legal Officer & Corporate Secretary
Scott Lesmes, Morrison & Foerster LLP
Jen Psutka, PricewaterhouseCoopers LLP
Carolyn Anthony, PricewaterhouseCoopers LLP
Members of the Audit Committee of the Company’s Board of Directors:
                                Lisa Disbrow, Wayne Wouters, Lori O’Neill

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